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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER

   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                 FILING NO. 1 FOR THE MONTH OF FEBRUARY, 2002




                            Visible Genetics Inc.
                            ---------------------
                          (Exact name of Registrant)

         700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
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                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F X    Form 40-F
                                   ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                    ---      ---

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                              VISIBLE GENETICS INC.

      On February 21, 2002, we reported our financial results for the fourth quarter and year ended December 31, 2001. We reported sales of $3.2 million for the fourth quarter of 2001 and $13.6 million for the year ended December 31, 2001, compared to $3.0 million and $13.1 million for the respective periods in 2000. The net loss attributable to common shareholders for the fourth quarter of 2001 was $11.9 million or $0.71 per share, compared to a net loss attributable to common shareholders of $10.4 million or $0.65 per share for the same period in 2000. For the year ended December 31, 2001, we reported a net loss attributable to common shareholders of $44.1 million or $2.67 per share, compared to $35.4 million or $2.42 per share for 2000. (All amounts are in United States dollars.)

      Sales during 2001 rose slightly as we awaited FDA clearance of our TRUGENE(TM) HIV-1 Genotyping Kit. FDA clearance was received in late September, however no significant sales of FDA-approved product were made during the fourth quarter due to the time required to prepare and manufacture new production lots. Sales of GeneKits and consumables increased to $2.6 million and $10.7 million for the fourth quarter and full year of 2001 respectively, up from $2.4 million and $8.1 million for the comparable periods of 2000. Fourth quarter and full year 2001 sales of sequencing systems were $0.6 million and $2.7 million, respectively, compared to $0.6 million and $4.5 million for the comparable periods of 2000. Cash and short-term investments at December 31, 2001 amounted to $53.2 million, compared to $80.4 million at December 31, 2000.

      THIS FORM 6-K CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. A VARIETY OF FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN THESE FORWARD LOOKING STATEMENTS. THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE OPERATIONS, PERFORMANCE, DEVELOPMENT AND RESULTS OF THE COMPANY INCLUDE BUT ARE NOT LIMITED
TO: UNCERTAINTY OF ACCEPTANCE OF GENOTYPING IN GENERAL, AND OF OUR PRODUCTS, IN PARTICULAR IN THE CLINICAL DIAGNOSTIC MARKET; DESIRE OF THE FDA TO TAKE ENFORCEMENT ACTION TO RESTRICT THE USE OF HOME BREW GENOTYPING TESTS TO PROVIDE DRUG RESISTANCE REPORTS AND TESTS TO PHYSICIANS AND OTHER HEALTH CARE PROVIDERS; REFUSAL OF INSURANCE COMPANIES AND OTHER THIRD PARTY PAYORS TO REIMBURSE US FOR OUR PRODUCTS; PROBLEMS THAT WE MAY FACE IN BRINGING OUR HEPATITIS C GENOTYPING KIT TO MARKET; PROBLEMS THAT WE MAY FACE IN MANUFACTURING, MARKETING AND DISTRIBUTING OUR PRODUCTS; DELAYS WHICH MAY OCCUR IN MAKING OUR ATLANTA MANUFACTURING FACILITY FULLY OPERATIONAL; PROBLEMS WE MAY FACE WITH FUTURE CLINICAL TRIALS; DELAYS IN OBTAINING APPROVAL BY THE FDA FOR CHANGES MADE TO FDA APPROVED PRODUCTS; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN FDA APPROVAL FOR CERTAIN OF OUR FUTURE PRODUCTS; DELAYS IN OBTAINING OR INABILITY TO OBTAIN APPROVAL BY CERTAIN FOREIGN REGULATORY AUTHORITIES FOR OUR PRODUCTS; PROBLEMS IN ACQUIRING AND PROTECTING INTELLECTUAL PROPERTY IMPORTANT TO OUR BUSINESS THROUGH PATENTS, LICENSES AND OTHER ARRANGEMENTS; OUR ABILITY TO SUCCESSFULLY DEFEND CLAIMS THAT OUR PRODUCTS MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS; PROBLEMS WITH IMPORTANT SUPPLIERS AND BUSINESS PARTNERS; DELAYS IN DEVELOPING NEW PRODUCTS AND ENHANCED VERSIONS OF EXISTING PRODUCTS; AND THE TIMING OF OUR FUTURE CAPITAL NEEDS AND/OR INABILITY TO RAISE CAPITAL WHEN NEEDED; AND OTHER ISSUES DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS. THESE FORWARD LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF. VISIBLE GENETICS DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD LOOKING STATEMENTS.

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      We hereby incorporate by reference this Form 6-K into our Registration
Statements on Form F-3 and into the prospectuses contained therein (File Nos. 333-76786 and 333-81406), and our outstanding Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

Exhibit 1 - Fourth Quarter and 2001 Year End Financial Results

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                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    VISIBLE GENETICS INC.


Date: February 21, 2002             By: /s/ THOMAS J. CLARKE
                                        --------------------
                                        Name:  Thomas J. Clarke
                                        Title: Chief Financial Officer